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                                                                    Exhibit 4.17

                                 PROMISSORY NOTE


$100,000.00
Houston, Texas                                                      June 5, 2001


FOR VALUE RECEIVED, iExalt, Inc., a Nevada Corporation (Maker), promises to pay to Randy James, Box 908 Friendswood, Texas 77549 (Holder) the principal sum of One Hundred Thousand Dollars ($100,000.00) with interest from date at the rate of 22,500 restricted shares to be issued, per month, plus 50,000 restricted shares if total amount of Promissory Note is delivered to iExalt, Inc. prior to June 30, 2001. In addition to the above, Holder has the right to convert up to twenty-five percent (25%) of Principal to restricted common stock at the rate of sixty-five percent (65%) of the closing price of the common stock traded on the date of this Note. Principal is payable in lawful money of the United States of America at 12000 Aerospace Avenue, Suite 375, Houston, Texas 77034, or at such place as may later be designated by written notice from the Holder to the Maker hereof, on the date and in the manner following:

         All principal and accrued interest is due on or before six (6) months from the date of this note, or December 31, 2001.

         This Note is secured by specific rights attached hereto.

         Both parties understand that the amount or value above may exceed the maximum interest allowed by law, under the statutes of the state of Texas, and acknowledge that the terms are reasonable given the nature of the loan.

                                            iExalt, Inc.
                                            a Nevada corporation



                                            By: /s/ Chris L. Sisk
                                                Chris L. Sisk
                                                Its Chief Financial Officer

Amount: $100,000 Received on:28th day of June, 2001


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